Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com
December 13, 2017

VIA EDGAR
Ashley Vroman-Lee, Esq., Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OFS Credit Company, Inc.
Registration Statement on Form N-2
(File Nos. 333-220794 and 811-23299)

Dear Ms. Vroman-Lee:
On behalf of OFS Credit Company, Inc. (the “Fund”) set forth below are the Fund’s responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund in a letter dated November 2, 2017 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-220794 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”).

PROSPECTUS

Prospectus Summary - Overview (Page 1)

1.
The name of the Company is “OFS Credit Company, Inc.” The term “credit” suggests a type of investment and is subject to a policy to invest 80% of the Company’s assets in credit investments pursuant to Rule 35d-1 of the Investment Company Act of 1940. Please include an 80% policy to invest in credit securities and include a specific definition of credit securities. Also, if the Company intends to include the equity tranches of CLOs towards the 80% credit test, please explain to us why this is appropriate.

Response: The Company has revised its disclosure to reflect that the Company will invest at least 80% of its assets in credit instruments and other structured credit investments, including (i) collateralized loan obligation (“CLO”) debt and subordinated (i.e., residual or equity) securities; (ii) traditional corporate credit investments, including leveraged loans and high yield bonds; (iii) opportunistic credit investments, including stressed and distressed credit situations and long/short credit investments; and (iv) other credit-related instruments. The Company believes that it is appropriate to include its investments in subordinated or equity tranches of CLO vehicles because the underlying assets of the CLO vehicles in which the Company will invest are senior secured loans and other credit-related assets. Therefore, investors in the Company will be exposed, albeit indirectly, to credit assets through the Company’s investments in subordinated or equity tranches of CLO vehicles.

2.
The disclosure in this section states that investment objectives are not fundamental policies and may be changed by the board of directors without prior stockholder approval. Please disclose how much notice stockholders will receive if investment objectives are changed by the board of directors.

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December 13, 2017

Response: The Company has revised its disclosure to state the amount of notice stockholders will receive if the board of directors changes the Company’s investment objective.

3.
Please revise this section to disclose the significant risks of CLO equity investments in a manner that is as prominent as their “attractive fundamental attributes” to ensure a balanced and accurate portrayal of investing in CLO equity securities.

Response: The Company has revised the disclosure beginning on page 4 and beginning on page 50 in accordance with the Staff’s comment.

4.	The second bullet states that “historically, (returns are) often in excess of 20% per annum of face value.” Please delete this statement or submit to us the supporting data for it.

Response: The Company has removed the statement referenced in the Staff’s comment.

Prospectus Summary - Principal Risks of Investing in the Company (Page 4-6)

5.
In the risk titled, “First Loss Risk of CLO Equity and Subordinated Securities,” please explain, in plain English, what it means for the CLO to be in a “first loss or subordinated position” with respect to realized losses on the assets of the CLOs, including the equity tranche.

Response: The Company has revised its disclosure on page 5 in accordance with the Staff’s comment.

6.	In the risk titled, “Liquidity Risk,” please expand the disclosure and provide more information about the illiquidity of CLOs, especially the equity tranche.

Response: The Company has revised its disclosure beginning on page 5 in accordance with the Staff’s comment.

Summary of Offering (Page 9)

7.
Under the section titled, “Use of Proceeds,” the disclosure states that the Company expects to fully invest the net proceeds of the offering “within six months after the completion of the offering.” Since the Company expects that the investment period may exceed three months, please disclose the reasons for this expected delay. See Guidelines for Form N-2, Guide 1.

Response: The Company has revised its disclosure on page 41 to state that the Company expects to fully invest the net proceeds of the offering within three months after the completion of the offering.

8.
Under the section titled, “Distributions,” please disclose that the Company may distribute returns of capital. In addition, please disclose how the Company plans to treat payments received from equity tranches. For example, please explain if a portion of the equity tranche payments will be distributed to investors as a return of capital, or whether they will be used to purchase additional interests in equity tranches.

Response: The Company has revised its disclosure on pages 11 and 42 to explain that it may distribute returns of capital. Additionally, the Company has revised its disclosure on page 42 to explain what it intends to do with capital returned to it, the limited circumstances under which return of capital distributions from its CLO investments may be returned to investors and a cross reference to a more detailed discussion of these matters.

Fees and Expenses (page 13)

9.
Given the extent to which the Company will invest in CLOs, please disclose in a footnote what “Total Annual Expenses” would be if the fees associated with the Company’s CLO investments were included in the fee table.

Response: The Company respectfully notes that it has already included the requested disclosure in footnote 8 to the Fees and Expenses table.

10.	Please submit to us a description of the accounting policy for organization and offering costs.

December 13, 2017

Response: The Company’s accounting policies, which will be summarized in its seed-stage financial statements, for organization and offering costs will be:

Organization Costs-Organization costs include incorporation fees, legal fees related to the organization of the Company and its related documents of organization, and independent audit of the Company’s seed-stage financial statements. OFS Capital Management, LLC, our investment adviser, has agreed to pay all of the Company’s organization expenses. Accordingly, no organization expenses are recognized in the Company’s financial statements.

Offering Costs-Offering costs include legal fees related to the preparation of the Company’s initial registration statement and legal opinions concerning the Company’s shares of common stock; federal and state registration fees and initial listing fees; costs of printing prospectuses for sales purposes; and underwriting and similar costs. Offering costs are deferred and charged to additional paid-in capital as a reduction in offering proceeds upon sale of the shares.

11.
Footnote 4 includes in the following disclosure, “(T)he figure shown in the table above reflects our assumption that we incur leverage in an amount up to [ ]% of our total assets (as determined immediately before the leverage is incurred).” Please be more specific as to the type of leverage referred to in Footnote 4. Also, explain to us why total assets are determined before, rather than after, leverage is incurred.

Response: The Company has revised the disclosure in footnote 6 to describe the specific type of leverage that the Company may incur in the 12 months following the completion of the offering. The Company advises the Staff that the percentage for base management fees assumes that total assets include the amount of borrowings. The Company has described the amount of leverage as a percentage of assets, not including the assets as a result of incurring leverage, because the Company believes that this presentation makes clear how much leverage the Company intends to incur.

12.	Please revise the parenthetical following the heading “Estimated Annual Expenses” as follows: “(as a percentage of net assets attributable to Common Shares).” See Item 3 of Form N-2.

Response: The Company has revised its disclosure on page 15 in accordance with the Staff’s comment.

13.	In footnote (3), please explain to us whether the “expenses of administering the DRIP Plan,” include expenses other than brokerage expenses. If so, we may have additional comments.

Response: The Company has revised its disclosure in footnote 3 to explain the expenses that a stockholder could incur as a result of participating in the DRIP Plan.

Risk Factors (Page 16-35)

14.
On page 16, the disclosure states that “the Advisor has never previously managed a registered closed-end investment company.” Please confirm this is an accurate statement as there appears to be filings with the Commission indicating that the Advisor is managing at least one other registered closed-end investment company.

Response: The Company has revised its disclosure on page 18 to clarify that the Advisor does have experience managing a closed-end investment company that has elected to be regulated as a business development company (a “BDC”). The Company advises the Staff that the Advisor has not previously managed a registered closed-end investment company.

15.	On page 20, under the risk factor explaining that distributions may be a return of capital, please confirm to us that return of capital is not treated as interest income.

Response: The Company directs the Staff’s attention to the risk factor titled “CLO investments involve complex documentation and accounting considerations” on page 29 for a detailed explanation of the treatment of a tax-basis return of capital distribution from its investments in CLOs.

December 13, 2017

16.	As discussed in comment 5 above, please include a more extensive presentation of risks in the Prospectus Summary earlier in the registration statement. For example, but not limited to, please include:

a.	That the incentive fee may create an incentive for the Advisor to pursue investments that are riskier or more speculative than would be the case in the absence of such compensation arrangement.

b.	That securities issued by CLOs are less liquid and therefore harder to sell, thus it is harder to mitigate losses on these investments. (page 33)

c.	CLO equity tranches are the most likely tranche to suffer a loss of all their value in the event of default. (page 33).

Response: The Company has revised its disclosure beginning on page 5 to include a more extensive presentation of the risks in the Prospectus Summary.

17.
On page 35, under the heading “OTC trading,” the disclosure states that the Company may purchase and sell derivatives not traded on an organized market. Please disclose in this section if the Company’s derivative investments will be included in the Company’s policy to invest at least 80% of its assets in credit/debt securities. If so, disclose how the derivative investments will be valued. Finally, disclose that the notional value of the Company’s derivative investments will not be used for this purpose.

Response: The Company has removed the references to OTC trading throughout the prospectus and advises the Staff that it does not intend to engage in such transactions.

STATEMENT OF ADDITIONAL INFORMATION

Directors and Officers (Page 61)

18.
We note that much of the information for this section will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2 regarding the Company’s directors including, for each individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Company. See Item 18.17 of Form N-2.

Response: The Company acknowledges the Staff’s comment and confirms that it will include the disclosure required by Item 18 of Form N-2.

19.
In Fundamental Policy number (5), the disclosure states that “the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) shall not constitute loans by us.” Please explain the legal basis for excluding acquisitions of loans and loan participations from the Company’s lending policy.

Response: The Company has removed the statement referenced in the Staff’s comment.

PART C

20.	Please include as an exhibit, the Staffing and Corporate Services Agreement with Orchard First Source Capital, Inc. as referenced on page 2 of the Company's registration statement.

Response: The Company acknowledges the Staff’s comment and confirms that it will file the Staffing and Corporate Services Agreement with Orchard First Source Capital, Inc. by pre-effective amendment to the Registration Statement.

GENERAL COMMENTS

21.	Please advise us whether FINRA has approved the underwriting terms of the Company’s offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will submit the underwriting terms of the Company’s offering for approval to FINRA. The Company will inform the Staff once it has received approval from FINRA.

December 13, 2017

22.
We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Company acknowledges the Staff’s comment.

23.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Company advises the Staff that it intends to omit the pricing-related information that it is entitled to omit pursuant to Rule 430A under the Securities Act from the form of prospectus included with the registration statement that is declared effective.

24.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Company advises the Staff that it has not submitted, and does not expect to submit, any exemptive applications or no-action requests in connection with its registration statement.

25.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comments.

*	*	*	*	*

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Tod Reichert, OFS Capital Management, LLC
Cynthia R. Beyea, Eversheds Sutherland (US) LLP